FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):   ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/S/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: February 12, 2015

Information furnished on this form:

EXHIBITS

Exhibit Number
1.

English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months and nine months ended December 31, 2014 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2014	December 31, 2014
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥335,174	¥318,924
Short-term investments in debt and equity securities (Notes 4 and 5)	115,900	136,777
Other short-term investments (Note 4)	160,331	128,847
Trade receivables
Notes	22,054	22,371
Accounts	257,850	282,994
Less allowances for doubtful accounts and sales returns	(5,062)	(5,778)
	274,842	299,587
Inventories (Note 6)	335,802	392,308
Deferred income taxes	41,499	41,029
Other current assets (Notes 5, 7 and 8)	103,887	115,911
Total current assets	1,367,435	1,433,383

Investments and advances:
Long-term investments in debt and equity securities (Notes 4 and 5)	738,212	997,472
Other long-term investments (Notes 4, 5, 7 and 10)	14,847	16,543
Total investments and advances	753,059	1,014,015
Property, plant and equipment:
Land	63,268	63,609
Buildings	344,167	357,869
Machinery and equipment	826,881	857,543
Construction in progress	11,821	12,126
Less accumulated depreciation	(975,580)	(1,016,429)
Total property, plant and equipment	270,557	274,718
Goodwill (Note 3)	116,632	124,630
Intangible assets	59,326	60,961
Other assets (Note 7)	69,695	64,246
Total assets	¥2,636,704	¥2,971,953

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2014	December 31, 2014
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,064	¥5,302
Current portion of long-term debt (Note 5)	12,360	10,511
Trade notes and accounts payable	122,424	122,731
Other notes and accounts payable	48,224	54,999
Accrued payroll and bonus	56,068	48,181
Accrued income taxes	23,353	13,873
Other accrued liabilities (Note 10)	31,347	55,699
Other current liabilities (Notes 5 and 8)	29,611	44,392
Total current liabilities	327,451	355,688
Non-current liabilities:
Long-term debt (Note 5)	19,466	19,774
Accrued pension and severance liabilities (Note 9)	36,812	29,763
Deferred income taxes	235,954	311,092
Other non-current liabilities (Note 10)	29,795	18,639
Total non-current liabilities	322,027	379,268
Total liabilities	649,478	734,956
Commitments and contingencies (Note 10)
Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	162,666	162,695
Retained earnings	1,415,784	1,460,406
Accumulated other comprehensive income (Note 12)	250,963	446,133
Common stock in treasury, at cost	(35,033)	(35,053)
Total Kyocera Corporation shareholders’ equity	1,910,083	2,149,884
Noncontrolling interests	77,143	87,113
Total equity (Note 11)	1,987,226	2,236,997
Total liabilities and equity	¥2,636,704	¥2,971,953

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Nine months ended December 31,
	2013	2014
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥1,071,388	¥1,101,692
Cost of sales (Notes 8 and 9)	793,309	809,547
Gross profit	278,079	292,145
Selling, general and administrative expenses (Notes 9 and 13)	188,383	201,923
Profit from operations	89,696	90,222
Other income (expenses):
Interest and dividend income	16,937	21,653
Interest expense	(1,432)	(1,303)
Foreign currency transaction gains, net (Note 8)	3,351	2,607
Other, net (Note 8)	1,792	1,488
Total other income (expenses)	20,648	24,445
Income before income taxes	110,344	114,667
Income taxes	36,756	35,542
Net income	73,588	79,125
Net income attributable to noncontrolling interests	(4,224)	(5,154)
Net income attributable to shareholders of Kyocera Corporation	¥69,364	¥73,971
Per share information* (Note 15):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥189.07	¥201.63
Diluted	189.07	201.63
Average number of shares of common stock outstanding:
Basic	366,873	366,865
Diluted	366,873	366,865

*      Stock Split

As Kyocera Corporation undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013, “Per share information” during the nine months ended December 31, 2013 is calculated under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2014 in accordance with accounting principles generally accepted in the United States of America related to earnings per share.

The accompanying notes are an integral part of these statements.

	Three months ended December 31,
	2013	2014
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥371,725	¥387,363
Cost of sales (Notes 8 and 9)	274,393	284,261
Gross profit	97,332	103,102
Selling, general and administrative expenses (Notes 9 and 13)	65,839	67,631
Profit from operations	31,493	35,471
Other income (expenses):
Interest and dividend income	8,245	10,549
Interest expense	(410)	(423)
Foreign currency transaction gains, net (Note 8)	1,583	684
Other, net (Note 8)	380	268
Total other income (expenses)	9,798	11,078
Income before income taxes	41,291	46,549
Income taxes	13,475	14,487
Net income	27,816	32,062
Net income attributable to noncontrolling interests	(1,382)	(1,740)
Net income attributable to shareholders of Kyocera Corporation	¥26,434	¥30,322
Per share information (Note 15):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥72.05	¥82.65
Diluted	72.05	82.65
Average number of shares of common stock outstanding:
Basic	366,868	366,863
Diluted	366,868	366,863

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Nine months ended December 31,
	2013	2014
	(Yen in millions)
Net income	¥73,588	¥79,125
Other comprehensive income—net of taxes
Net unrealized gains on securities (Notes 4, 11 and 12)	198,671	132,563
Net unrealized losses on derivative financial instruments (Notes 8, 11 and 12)	(305)	(281)
Pension adjustments (Notes 9, 11 and 12)	(1,587)	(1,114)
Foreign currency translation adjustments (Notes 11 and 12)	56,990	74,075
Total other comprehensive income	253,769	205,243
Comprehensive income	327,357	284,368
Comprehensive income attributable to noncontrolling interests	(11,116)	(15,125)
Comprehensive income attributable to shareholders of Kyocera Corporation	¥316,241	¥269,243

	Three months ended December 31,
	2013	2014
	(Yen in millions)
Net income	¥27,816	¥32,062
Other comprehensive income—net of taxes
Net unrealized gains on securities (Notes 4 and 12)	106,521	82,032
Net unrealized losses on derivative financial instruments (Notes 8 and 12)	(149)	(117)
Pension adjustments (Notes 9 and 12)	(1,076)	(759)
Foreign currency translation adjustments (Note 12)	35,036	50,473
Total other comprehensive income	140,332	131,629
Comprehensive income	168,148	163,691
Comprehensive income attributable to noncontrolling interests	(5,491)	(8,678)
Comprehensive income attributable to shareholders of Kyocera Corporation	¥162,657	¥155,013

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine months ended December 31,
	2013	2014
	(Yen in millions)
Cash flows from operating activities:
Net income	¥73,588	¥79,125
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54,800	52,914
Provision for doubtful accounts and loss on bad debts	193	280
Write-down of inventories	5,357	8,649
Deferred income taxes	3,374	(1,347)
Foreign currency adjustments	(2,319)	(3,616)
Change in assets and liabilities:
Decrease in receivables	44,966	8,493
Increase in inventories	(33,566)	(42,316)
(Increase) decrease in other current assets	5,139	(1,762)
Decrease in notes and accounts payable	(30,095)	(24,329)
Decrease in accrued income taxes	(6,425)	(10,195)
Increase (decrease) in other current liabilities	(13,425)	10,114
Decrease in other non-current liabilities	(2,751)	(2,088)
Other, net	(2,215)	(3,527)
Net cash provided by operating activities	96,621	70,395
Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(37,763)	(24,504)
Payments for purchases of held-to-maturity securities	(94,881)	(172,789)
Proceeds from sales and maturities of available-for-sale securities	24,300	23,710
Proceeds from maturities of held-to-maturity securities	43,727	106,523
Acquisitions of businesses, net of cash acquired (Note 3)	(16,004)	(1,906)
Investment in affiliates	(540)	(650)
Payments for purchases of property, plant and equipment	(38,405)	(43,768)
Payments for purchases of intangible assets	(4,575)	(5,226)
Acquisition of time deposits and certificate of deposits	(171,737)	(145,627)
Withdrawal of time deposits and certificate of deposits	217,798	188,185
Other, net	1,377	2,982
Net cash used in investing activities	(76,703)	(73,070)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(197)	678
Proceeds from issuance of long-term debt	8,073	8,025
Payments of long-term debt	(10,141)	(10,990)
Dividends paid	(27,932)	(30,888)
Purchases of noncontrolling interests	(874)	(3,668)
Other, net	(202)	64
Net cash used in financing activities	(31,273)	(36,779)
Effect of exchange rate changes on cash and cash equivalents	18,358	23,204
Net increase (decrease) in cash and cash equivalents	7,003	(16,250)
Cash and cash equivalents at beginning of period	305,454	335,174
Cash and cash equivalents at end of period	¥312,457	¥318,924

The accompanying notes are an integral part of these statements.

NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. ACCOUNTING PRINCIPLES, PROCEDURES AND FINANCIAL STATEMENTS’ PRESENTATION

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR) with the United States Securities and Exchange Commission (SEC) in accordance with the Securities Exchange Act of 1933 and made a registration of its common stock and ADR there. In February 1980, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in accordance with the mentioned act, and in May 1980, listed its ADR on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements. Accounting principles generally accepted in the United States of America consist of the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) and the SEC’s regulations for filing and reporting.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue recognition

Kyocera adopts ASC 605, “Revenue Recognition.” Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Business combinations

Kyocera adopts ASC 805, “Business Combinations.” Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value, at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period.

(3) Goodwill and other intangible assets

Kyocera adopts ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(4) Lease accounting

Kyocera adopts ASC 840, “Leases.” Kyocera classifies a lease as an operating or a capital lease, and records all capital leases as an asset and an obligation.

(5) Benefit plans

Kyocera adopts ASC 715, “Compensation—Retirement Benefits.” Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6) Unused compensated absence

Kyocera adopts ASC 710, “Compensation—General.” Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(7) Income taxes

Kyocera adopts ASC 740, “Income Taxes.” Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Kyocera records the effect of a change in tax law or rates as a component of income tax provision, including the changes in the deferred tax assets and liabilities related to accumulated other comprehensive income (loss).

(8) Stock issuance costs

Stock issuance costs, net of taxes are deducted from additional paid-in capital.

2. SUMMARY OF ACCOUNTING POLICIES

(1) Basis of consolidation and accounting for investments in affiliated companies

The quarterly consolidated financial statements include the accounts of Kyocera Corporation, its subsidiaries in which Kyocera has a controlling financial interest and variable interest entities for which Kyocera is the primary beneficiary under ASC 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and an investment in a variable interest entity, for which Kyocera is not the primary beneficiary but has a significant influence to, are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies. These variable interest entities do not have material impacts on Kyocera’s consolidated result of operations, financial condition and cash flows.

(2) Revenue recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera has no further obligations under the contracts and all revenue recognition criteria under ASC 605, “Revenue Recognition” are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, “Products” an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments.  Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results have historically approximated its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, “Revenue Recognition” at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, “Products” Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results have historically approximated its estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50, “Customer Payments and Incentives.”

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience with consideration given to the expected level of future warranty costs.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and cash equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents accounted for under ASC 305, “Cash and Cash Equivalents.”

(4) Translation of foreign currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods accounted for under ASC 830, “Foreign Currency Matters.” Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowance for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral. In addition, when Kyocera determines it is unable to collect receivables, Kyocera will directly write-off these receivables to expenses in the period incurred.

(6) Inventories

Inventories are accounted for under ASC 330, “Inventory.” Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method in accordance with ASC 325, “Investments—Other.”

Kyocera evaluates whether the declines in fair value of securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted for by the equity method for impairment in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

(8) Property, plant and equipment and depreciation

Property, plant and equipment are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expenses in the period incurred. When assets are sold or otherwise disposed of, the gains or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the period of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and other intangible assets

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Customer relationships	3 to 20 years
Software	2 to 10 years
Trademarks	10 to 20 years
Non-patent technology	5 to 20 years

(10) Impairment of long-lived assets

Impairment of long-lived assets which include intangible assets with definite useful lives is accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Long-lived assets are considered to be impaired when the expected undiscounted cash flows from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets.

(11) Derivative financial instruments

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts and interest rate swaps as cash flow hedges. However, changes in fair value of most of the foreign currency forward contracts are recorded in income without applying hedge accounting as it is expected that such changes will be offset by corresponding gains or losses of the underlying hedged assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not a highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

(12) Commitments and contingencies

Commitments and contingencies are accounted for under ASC 450, “Contingencies.” Liabilities for loss contingencies are recorded when analysis indicates that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. Legal costs are accrued as incurred.

(13) Stock-based compensation

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the quarterly consolidated financial statements based on the grant date fair value over the measurement method.

(14) Net income attributable to shareholders of Kyocera Corporation

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

(15) Research and development expenses and advertising expenses

Research and development expenses are accounted for under ASC 730, “Research and Development,” and charged to expense as incurred. Advertising expenses are accounted for under ASC 720-35, “Other Expenses—Advertising Costs,” and charged to expense as incurred.

(16) Use of estimates

The preparation of the quarterly consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the quarterly consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(17) Recently adopted accounting standards

On April 1, 2014, Kyocera adopted Accounting Standards Update (ASU) No. 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date.” This accounting standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following: (a) The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors (b) Any additional amount the reporting entity expects to pay on behalf of its co-obligors. The accounting standard also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2014, Kyocera adopted ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” This accounting standard resolves the diversity in practice about whether ASC 810-10, “Consolidation—Overall,” or ASC 830-30, “Foreign Currency Matters—Translation of Financial Statements,” applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, this accounting standard resolves the diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2014, Kyocera adopted ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(18) Recently issued accounting standards

In April 2014, the FASB issued ASU No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This accounting standard changes the requirements for reporting discontinued operations in ASC 205-20, “Presentation of Financial Statements—Discontinued Operations.” A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This accounting standard also requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. This accounting standard will be effective for All disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. As this accounting standard is a provision for disclosure, the adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” This accounting standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This accounting standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

1. Contracts with customers—including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations (including the transaction price allocated to the remaining performance obligations)

2. Significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations (over time or at a point in time), and determining the transaction price and amounts allocated to performance obligations

3. Assets recognized from the costs to obtain or fulfill a contract.

This accounting standard will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In June 2014, the FASB issued ASU No. 2014-10, “Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation.” This accounting standard removes the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. This accounting standard also eliminates an exception provided to development stage entities in ASC 810, “Consolidation,” for determining whether an entity is a variable interest entity on the basis of the amount of investment equity that is at risk. This accounting standard will be effective retrospectively for annual reporting periods beginning after December 15, 2015, and interim periods therein. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” This accounting standard requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. If conditions or events raise substantial doubt about an entity’s ability to continue as a going concern, the entity is required to disclose additional information. This accounting standard will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. As this accounting standard is a provision for disclosure, the adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In November 2014, the FASB issued ASU No. 2014-16, “Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity.” This accounting standard eliminates the use of different methods in practice and thereby reduces existing diversity under U.S. GAAP in evaluating whether the nature of the host contract within a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. For hybrid financial instruments issued in the form of a share, an entity is required to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. This accounting standard will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In January 2015, the FASB issued ASU No. 2015-01, “Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. This accounting standard eliminates from U.S. GAAP the concept of extraordinary items. This accounting standard will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. As this accounting standard is a provision for disclosure, the adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(19) Reclassifications

Certain reclassifications and format changes have been made to the consolidated balance sheets at March 31, 2014, and the consolidated statements of cash flows for the nine months ended December 31, 2013 to conform to the current presentation.

3. BUSINESS COMBINATION

Business combinations in the year ended March 31, 2015

On October 1, 2014, Kyocera Document Solutions America, Inc., a subsidiary of Kyocera Document Solutions Inc., a Japan-based subsidiary, acquired 100% of the common stock of Wittco-Oregon, Inc., to expand its sales channels in the U.S.

On December 30, 2014, Kyocera Document Solutions Chile SpA., a subsidiary of Kyocera Document Solutions Inc., acquired 100% of the common stock of Vigaprint S. A., to expand its sales channels in Chile.

The results of operations of these acquired businesses were included into Kyocera’s consolidated financial statements since the acquisition dates. For segment reporting, they are reported in the Information Equipment Group. These acquisitions did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

Business combinations in the year ended March 31, 2014

On October 1, 2013, Kyocera acquired 100% of the common stock of NEC Toppan Circuit Solutions, Inc., a manufacturer of printed circuit board and made it a consolidated subsidiary. NEC Toppan Circuit Solutions, Inc. changed its name to Kyocera Circuit Solutions, Inc. on October 1, 2013.

The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Semiconductor Parts Group.

Kyocera used the acquisition method of  accounting  to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce.

The fair values of the assets acquired and liabilities assumed at the acquisition date are shown in the following table. Acquisition-related costs of ¥113 million were included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2014.

On October 1, 2014, Kyocera Circuit Solutions, Inc. was integrated into Kyocera SLC Technologies Corporation, which ran organic substrate business, and the new integrated company was named as Kyocera Circuit Solutions, Inc. Kyocera strives to further enhance its organic substrate business through making this integration.

(Yen in millions)
Cash and cash equivalents	¥3,303
Trade receivables	8,231
Inventories	3,946
Others	910
Total current assets	16,390
Property, plant and equipment	5,413
Intangible assets	3,134
Others	860
Total non-current assets	9,407
Total assets	25,797
Trade notes and accounts payable	5,241
Others	3,202
Total current liabilities	8,443
Non-current liabilities	3,486
Total liabilities	11,929
Total identified assets and liabilities	13,868
Purchase price (Cash)	19,416
Goodwill	¥5,548

The total amount of goodwill is not expected to be deductible for tax purposes.

The pro forma results are not presented as the revenue and earnings were not material.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

(Yen in millions)
Intangible assets subject to amortization:
Technologies	¥1,423
Customer relationships	1,200
Others	511
Total	¥3,134

The weighted average amortization periods for technologies and customer relationships are ten years and 13 years respectively.

4. DEBT SECURITIES, EQUITY SECURITIES AND OTHER INVESTMENTS

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2014 and December 31, 2014, included in short-term investments in debt and equity securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31, 2014				December 31, 2014
	Cost*2	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*2	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities*1	¥273,595	¥735,606	¥462,012	¥1	¥273,368	¥942,359	¥668,994	¥3
Investment trusts	10,017	10,025	8	—	13,517	13,540	23	—
Total equity securities	283,612	745,631	462,020	1	286,885	955,899	669,017	3
Total available-for-sale securities	283,612	745,631	462,020	1	286,885	955,899	669,017	3
Held-to-maturity securities:
Corporate bonds	108,475	108,551	87	11	178,343	178,201	102	244
Government bonds and public bonds	6	6	—	—	7	7	—	—
Total held-to-maturity securities	108,481	108,557	87	11	178,350	178,208	102	244
Total	¥392,093	¥854,188	¥462,107	¥12	¥465,235	¥1,134,107	¥669,119	¥247

*1               Marketable equity securities mainly consist of the shares of KDDI Corporation, which is a telecommunications carrier in Japan. At December 31, 2014, Kyocera Corporation’s equity interest in KDDI Corporation was 12.76%. Cost, aggregate fair value and gross unrealized gain of the shares of KDDI Corporation held by Kyocera are as follows:

	March 31, 2014				December 31, 2014
	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss
	(Yen in millions)
Shares of KDDI Corporation	¥249,036	¥684,464	¥435,428	¥—	¥249,036	¥874,707	¥625,671	¥—

*2               Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Short-term investments in debt and equity securities and long-term investments in debt and equity securities at March 31, 2014 and December 31, 2014 are as follows:

	March 31, 2014			December 31, 2014
	Available- for-Sale	Held-to- Maturity	Total	Available- for-Sale	Held-to- Maturity	Total
	(Yen in millions)
Short-term investment in debt and equity securities	¥10,000	¥105,900	¥115,900	¥12,500	¥124,277	¥136,777
Long-term investment in debt and equity securities	735,631	2,581	738,212	943,399	54,073	997,472
Total	¥745,631	¥108,481	¥854,112	¥955,899	¥178,350	¥1,134,249

(2) Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and an unconsolidated subsidiary. Carrying amounts of these investments at March 31, 2014 and December 31, 2014, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31, 2014	December 31, 2014
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥160,376	¥128,842
Non-marketable equity securities	11,616	12,311
Long-term loans	26	69
Investments in affiliates and an unconsolidated subsidiary	3,160	4,168
Total	¥175,178	¥145,390

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:                            Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:                            Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:                            Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and liabilities measured at fair value on a recurring basis

	March 31, 2014				December 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Investment trusts	¥—	¥10,000	¥—	¥10,000	¥—	¥12,500	¥—	¥12,500
Total equity securities	—	10,000	—	10,000	—	12,500	—	12,500
Foreign currency forward contracts	—	412	—	412	—	502	—	502
Total derivatives	—	412	—	412	—	502	—	502
Total current assets	—	10,412	—	10,412	—	13,002	—	13,002
Non-Current Assets:
Marketable equity securities	735,606	—	—	735,606	942,359	—	—	942,359
Investment trusts	25	—	—	25	30	1,010	—	1,040
Total equity securities	735,631	—	—	735,631	942,389	1,010	—	943,399
Total non-current assets	735,631	—	—	735,631	942,389	1,010	—	943,399
Total assets	¥735,631	¥10,412	¥—	¥746,043	¥942,389	¥14,012	¥—	¥956,401
Current Liabilities:
Foreign currency forward contracts	¥—	¥2,391	¥—	¥2,391	¥—	¥10,148	¥—	¥10,148
Interest rate swaps	—	13	—	13	—	—	—	—
Total derivatives	—	2,404	—	2,404	—	10,148	—	10,148
Total current liabilities	¥—	¥2,404	¥—	¥2,404	¥—	¥10,148	¥—	¥10,148

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the nine months ended December 31, 2013 and 2014.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 8 to the Quarterly Consolidated Financial Statements.

(2) Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31, 2014		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt and equity securities	¥115,900	¥115,974	¥136,777	¥136,843
Long-term investments in debt and equity securities	738,212	738,214	997,472	997,264
Other long-term investments (excluding investments in affiliates and an unconsolidated subsidiary)	11,687	11,687	12,375	12,375
Total	¥865,799	¥865,875	¥1,146,624	¥1,146,482
Liabilities (b):
Long-term debt (including due within one year)	¥31,826	¥31,834	¥30,285	¥30,285
Total	¥31,826	¥31,834	¥30,285	¥30,285

(a)              For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2014 and December 31, 2014 were ¥11,563 million and ¥12,298 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 1 and Level 2.

(b)              The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivables, trade accounts receivables, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

6. INVENTORIES

Inventories at March 31, 2014 and December 31, 2014 are as follows:

	March 31, 2014	December 31, 2014
	(Yen in millions)
Finished goods	¥164,892	¥188,343
Work in process	60,075	66,300
Raw materials and supplies	110,835	137,665
Total	¥335,802	¥392,308

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

(1) Allowance for doubtful accounts that are deducted from the related receivables

Allowance for doubtful accounts that are deducted from the related receivables at March 31, 2014 and December 31, 2014 are as follows:

	March 31, 2014	December 31, 2014
	(Yen in millions)
Other current assets	¥378	¥357
Other long-term investments	—	23
Other assets	2,139	2,146

(2) Allowance for doubtful accounts related to lease receivables

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA Triumph-Adler GmbH, a consolidated German subsidiary of Kyocera Document Solutions Inc. These receivables typically have terms ranging from one year to seven years.

A reconciliation of the beginning and end amounts of allowance for doubtful accounts related to lease receivables are as follows:

TA Triumph-Adler GmbH estimates allowance for doubtful accounts related to lease receivables at the portfolio level.

	Nine months ended December 31,
	2013	2014
	(Yen in millions)
Balance at beginning of period	¥238	¥283
Charged to costs or expenses, or charge-offs	8	28
Foreign currency translation	48	12
Balance at end of period	¥294	¥323

The amounts of lease receivables less allowances for doubtful accounts at March 31, 2014 and December 31, 2014 were ¥35,552 million and ¥34,974 million, respectively, which are included in other current assets and other assets in the consolidated balance sheets.

8. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s net sales are generated from overseas customers, which expose Kyocera to foreign currency exchange rate fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rate changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rate debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ transaction currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2014 and December 31, 2014 are as follows:

	March 31, 2014	December 31, 2014
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥14,277	¥14,159
Interest rate swaps	89	—
Total	14,366	14,159
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	162,171	170,571
Total derivatives	¥176,537	¥184,730

The fair value and location of derivative financial instruments in the consolidated balance sheets at March 31, 2014 and December 31, 2014 are as follows:

	Location	March 31, 2014	December 31, 2014
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥56	¥192
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	356	310
Total derivative assets		¥412	¥502
Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥34	¥354
Interest rate swaps	Other current liabilities	13	—
Total		47	354
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	2,357	9,794
Total derivative liabilities		¥2,404	¥10,148

The amounts of derivative financial instruments included in comprehensive income and the locations in the consolidated statements of income for the nine months ended December 31, 2013 and 2014 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in net unrealized gains (losses) on derivative financial instruments

	Nine months ended December 31,
Type of derivatives	2013	2014
	(Yen in millions)
Foreign currency forward contracts	¥(72)	¥(110)
Interest rate swaps	(206)	(129)
Total	¥(278)	¥(239)

Gains (losses) recognized in income, which are reclassified from net unrealized gains (losses) on derivative financial instruments (effective portion)

		Nine months ended December 31,
Type of derivatives	Location	2013	2014
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥28	¥371
Foreign currency forward contracts	Cost of sales	(250)	(492)
Interest rate swaps	Other, net	—	(42)
Total		¥(222)	¥(163)

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Nine months ended December 31,
Type of derivatives	Location	2013	2014
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(4)	¥10

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

		Nine months ended December 31,
Type of derivatives	Location	2013	2014
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(779)	¥(7,483)

The amounts of derivative financial instruments included in comprehensive income and the locations in the consolidated statements of income for the three months ended December 31, 2013 and 2014 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in net unrealized gains (losses) on derivative financial instruments

	Three months ended December 31,
Type of derivatives	2013	2014
	(Yen in millions)
Foreign currency forward contracts	¥(120)	¥(41)
Interest rate swaps	16	(60)
Total	¥(104)	¥(101)

Gains (losses) recognized in income, which are reclassified from net unrealized gains (losses) on derivative financial instruments (effective portion)

		Three months ended December 31,
Type of derivatives	Location	2013	2014
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥(16)	¥273
Foreign currency forward contracts	Cost of sales	(105)	(397)
Interest rate swaps	Other, net	—	(14)
Total		¥(121)	¥(138)

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Three months ended December 31,
Type of derivatives	Location	2013	2014
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(3)	¥9

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

		Three months ended December 31,
Type of derivatives	Location	2013	2014
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(8,882)	¥(5,311)

9. BENEFIT PLANS

Domestic:

Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the nine months ended December 31, 2013 and 2014 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Nine months ended December 31,
	2013	2014
	(Yen in millions)
Service cost	¥8,549	¥8,741
Interest cost	1,276	1,353
Expected return on plan assets	(2,497)	(2,707)
Amortization of prior service cost	(3,256)	(3,263)
Recognized actuarial loss	1,414	1,216
Net periodic pension costs	¥5,486	¥5,340

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the three months ended December 31, 2013 and 2014 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended December 31,
	2013	2014
	(Yen in millions)
Service cost	¥2,893	¥2,920
Interest cost	433	451
Expected return on plan assets	(837)	(904)
Amortization of prior service cost	(1,085)	(1,099)
Recognized actuarial loss	471	406
Net periodic pension costs	¥1,875	¥1,774

Foreign:

Kyocera’s foreign consolidated subsidiaries, such as Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries, and TA Triumph-Adler GmbH, maintain non-contributory defined benefit pension plans in the U.S., Germany and other countries.

Net periodic pension costs at these foreign subsidiaries for the nine months ended December 31, 2013 and 2014 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Nine months ended December 31,
	2013	2014
	(Yen in millions)
Service cost	¥373	¥420
Interest cost	1,416	1,543
Expected return on plan assets	(1,227)	(1,498)
Amortization of prior service cost	8	8
Recognized actuarial loss	764	475
Net periodic pension costs	¥1,334	¥948

Net periodic pension costs at these foreign subsidiaries for the three months ended December 31, 2013 and 2014 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended December 31,
	2013	2014
	(Yen in millions)
Service cost	¥126	¥150
Interest cost	484	537
Expected return on plan assets	(416)	(528)
Amortization of prior service cost	2	3
Recognized actuarial loss	261	168
Net periodic pension costs	¥457	¥330

10. COMMITMENTS AND CONTINGENCIES

As of December 31, 2014, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥7,811 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. The future minimum lease commitments under non-cancelable leases as of December 31, 2014 are as follows:

December 31, 2014
(Yen in millions)
Due within 1 year	¥6,076
Due after 1 year but within 2 years	4,214
Due after 2 years but within 3 years	2,973
Due after 3 years but within 4 years	2,065
Due after 4 years but within 5 years	1,684
Thereafter	2,342
Total	¥19,354

Kyocera has entered into purchase agreements for a certain portion of an anticipated quantity of materials used in its operations. Under those agreements, during the nine months ended December 31, 2014 and during the three months ended December 31, 2014, Kyocera purchased ¥16,294 million and ¥13,237 million, respectively and is obligated to purchase ¥226,973 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. As of December 31, 2014, the total amount of these guarantees was ¥505 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

Kyocera’s investment in Kagoshima Mega Solar Power Corporation, which was ¥1,597 million at December 31, 2014 accounted for by the equity method, is pledged as collateral for loans of ¥21,517 million from financial institutions of Kagoshima Mega Solar Power Corporation.

AVX corporation (AVX), a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA or such state statutes authorize joint and several liability, the EPA or state regulatory authorities could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that any liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve its liability at the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX announced that they had reached a settlement with respect to the EPA’s ongoing clean-up of the New Bedford Harbor in the Commonwealth of Massachusetts (the harbor). Under the terms of the settlement, AVX was obligated to pay ¥39,521 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor, and recorded a liability for the full amount of the obligation.

On October 18, 2013, AVX paid the initial settlement installment of ¥13,335 million ($133.35 million), plus accrued interest of  ¥395 million ($3.95 million).  On March 26, 2014, AVX prepaid the second settlement installment of ¥11,414 million ($110.82 million), plus accrued interest of ¥85 million ($0.82 million) on the remaining settlement amount through that date. In accordance with the terms of the settlement, AVX is obligated to pay the remaining settlement balance of ¥14,772 million ($122.08 million), plus interest on September 21, 2015. AVX has the option to prepay any portion of the remaining settlement balance at any time prior to the due date. As of December 31, 2014, AVX and Kyocera have recorded the third payment in accordance with the settlement as other accrued liabilities in the consolidated balance sheets.

In addition to the above matter, Kyocera is involved in various environmental matters and Kyocera currently has a certain amount of reserves related to such environmental matters. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. Also, uncertainties about the status of laws, regulations, regulatory actions, technology and information related to individual sites make it difficult to develop an estimate of the reasonably possible aggregate environmental remediation exposure. Accordingly, these costs could differ from our current estimates.

Kyocera is also subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

11. EQUITY

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are declared.

Based on the resolution at the Ordinary General Shareholders’ Meeting held on June 26, 2014, Kyocera Corporation declared year-end cash dividends totaling ¥14,675 million, ¥40 per share of common stock effective June 27, 2014 to shareholders of record on March 31, 2014.

Based on the resolution for the payment of interim dividends at the meeting of the Board of Directors held on October 30, 2014, Kyocera Corporation declared cash dividends totaling ¥14,674 million, ¥40 per share of common stock effective December 5, 2014 to shareholders of record on September 30, 2014.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and total equity for the nine months ended December 31, 2013 and 2014 are as follows:

	Nine months ended December 31, 2013
	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at beginning of period	¥1,646,157	¥68,785	¥1,714,942
Comprehensive income
Net income	69,364	4,224	73,588
Other comprehensive income—net of taxes
Net unrealized gains on securities	198,635	36	198,671
Net unrealized losses on derivative financial instruments	(278)	(27)	(305)
Pension adjustments	(1,514)	(73)	(1,587)
Foreign currency translation adjustments	50,034	6,956	56,990
Total other comprehensive income	246,877	6,892	253,769
Total comprehensive income	316,241	11,116	327,357
Cash dividends paid to Kyocera Corporation’s shareholders	(25,681)	—	(25,681)
Cash dividends paid to noncontrolling interests	—	(2,176)	(2,176)
Equity transactions with noncontrolling interests and others	(55)	(261)	(316)
Balance at end of period	¥1,936,662	¥77,464	¥2,014,126

	Nine months ended December 31, 2014
	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at beginning of period	¥1,910,083	¥77,143	¥1,987,226
Comprehensive income
Net income	73,971	5,154	79,125
Other comprehensive income—net of taxes
Net unrealized gains on securities	132,473	90	132,563
Net unrealized losses on derivative financial instruments	(239)	(42)	(281)
Pension adjustments	(1,031)	(83)	(1,114)
Foreign currency translation adjustments	64,069	10,006	74,075
Total other comprehensive income	195,272	9,971	205,243
Total comprehensive income	269,243	15,125	284,368
Cash dividends paid to Kyocera Corporation’s shareholders	(29,349)	—	(29,349)
Cash dividends paid to noncontrolling interests	—	(2,259)	(2,259)
Equity transactions with noncontrolling interests and others	(93)	(2,896)	(2,989)
Balance at end of period	¥2,149,884	¥87,113	¥2,236,997

12. ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income for the nine months ended December 31, 2013 and 2014 are as follows:

	Nine months ended December 31, 2013
	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at beginning of period	¥135,248	¥(68)	¥(23,415)	¥(61,627)	¥50,138
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	199,034	(504)	(868)	50,034	247,696
Amounts reclassified from accumulated other comprehensive income	(399)	226	(646)	—	(819)
Other comprehensive income (loss), net	198,635	(278)	(1,514)	50,034	246,877
Equity transactions with noncontrolling interests	—	0	(6)	(33)	(39)
Balance at end of period	¥333,883	¥(346)	¥(24,935)	¥(11,626)	¥296,976

	Nine months ended December 31, 2014
	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at beginning of period	¥293,783	¥(260)	¥(21,101)	¥(21,459)	¥250,963
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	132,756	(392)	(85)	64,076	196,355
Amounts reclassified from accumulated other comprehensive income	(283)	153	(946)	(7)	(1,083)
Other comprehensive income (loss), net	132,473	(239)	(1,031)	64,069	195,272
Equity transactions with noncontrolling interests	—	0	(64)	(38)	(102)
Balance at end of period	¥426,256	¥(499)	¥(22,196)	¥42,572	¥446,133

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the nine months ended December 31, 2013 and 2014 are as follows:

Details about accumulated other comprehensive income components	Affected line items	Nine months ended December 31, 2013
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities	Other, net	¥(625)
	Income before income taxes	(625)
	Income taxes	225
	Net income	(400)
	Net income attributable to noncontrolling interests	1
	Net income attributable to shareholders of Kyocera Corporation	(399)
Net unrealized gains (losses) on derivative financial instruments:
Foreign currency forward contracts	Net sales	(49)
	Cost of sales	428
	Foreign currency transaction gains, net	7
	Income before income taxes	386
	Income taxes	(74)
	Net income	312
	Net income attributable to noncontrolling interests	(86)
	Net income attributable to shareholders of Kyocera Corporation	226
Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*1	(1,070)
	Income before income taxes	(1,070)
	Income taxes	462
	Net income	(608)
	Net income attributable to noncontrolling interests	(38)
	Net income attributable to shareholders of Kyocera Corporation	(646)
Total reclassifications for the period		¥(819)

Details about accumulated other comprehensive income components	Affected line items	Nine months ended December 31, 2014
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities	Other, net	¥(295)
	Income before income taxes	(295)
	Income taxes	12
	Net income	(283)
	Net income attributable to noncontrolling interests	—
	Net income attributable to shareholders of Kyocera Corporation	(283)
Net unrealized gains (losses) on derivative financial instruments:
Foreign currency forward contracts and interest rate swaps	Net sales	(625)
	Cost of sales	824
	Foreign currency transaction gains, net	(18)
	Other, net	66
	Income before income taxes	247
	Income taxes	(52)
	Net income	195
	Net income attributable to noncontrolling interests	(42)
	Net income attributable to shareholders of Kyocera Corporation	153
Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*1	(1,564)
	Income before income taxes	(1,564)
	Income taxes	671
	Net income	(893)
	Net income attributable to noncontrolling interests	(53)
	Net income attributable to shareholders of Kyocera Corporation	(946)
Foreign currency translation adjustments:
Sale of an investment in an affiliate	Other, net	(7)
	Income before income taxes	(7)
	Income taxes	—
	Net income	(7)
	Net income attributable to noncontrolling interests	—
	Net income attributable to shareholders of Kyocera Corporation	(7)
Total reclassifications for the period		¥(1,083)

*1               As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 9 to the Quarterly Consolidated Financial Statements.

*2               Amounts in parentheses indicate gains in the consolidated statements of income.

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the three months ended December 31, 2013 and 2014 are as follows:

Details about accumulated other comprehensive income components	Affected line items	Three months ended December 31, 2013
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities	Other, net	¥(407)
	Income before income taxes	(407)
	Income taxes	147
	Net income	(260)
	Net income attributable to noncontrolling interests	0
	Net income attributable to shareholders of Kyocera Corporation	(260)
Net unrealized gains (losses) on derivative financial instruments:
Foreign currency forward contracts	Net sales	24
	Cost of sales	177
	Foreign currency transaction gains, net	6
	Income before income taxes	207
	Income taxes	(36)
	Net income	171
	Net income attributable to noncontrolling interests	(47)
	Net income attributable to shareholders of Kyocera Corporation	124
Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*1	(351)
	Income before income taxes	(351)
	Income taxes	150
	Net income	(201)
	Net income attributable to noncontrolling interests	(12)
	Net income attributable to shareholders of Kyocera Corporation	(213)
Total reclassifications for the period		¥(349)

Details about accumulated other comprehensive income components	Affected line items	Three months ended December 31, 2014
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities	Other, net	¥(295)
	Income before income taxes	(295)
	Income taxes	12
	Net income	(283)
	Net income attributable to noncontrolling interests	—
	Net income attributable to shareholders of Kyocera Corporation	(283)
Net unrealized gains (losses) on derivative financial instruments:
Foreign currency forward contracts and interest rate swaps	Net sales	(461)
	Cost of sales	670
	Foreign currency transaction gains, net	(17)
	Other, net	22
	Income before income taxes	214
	Income taxes	(42)
	Net income	172
	Net income attributable to noncontrolling interests	(43)
	Net income attributable to shareholders of Kyocera Corporation	129
Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*1	(522)
	Income before income taxes	(522)
	Income taxes	215
	Net income	(307)
	Net income attributable to noncontrolling interests	(19)
	Net income attributable to shareholders of Kyocera Corporation	(326)
Foreign currency translation adjustments:
Sale of an investment in an affiliate	Other, net	(7)
	Income before income taxes	(7)
	Income taxes	—
	Net income	(7)
	Net income attributable to noncontrolling interests	—
	Net income attributable to shareholders of Kyocera Corporation	(7)
Total reclassifications for the period		¥(487)

*1               As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 9 to the Quarterly Consolidated Financial Statements.

*2               Amounts in parentheses indicate gains in the consolidated statements of income.

Tax effect allocated to each components of other comprehensive income (loss) for the nine months ended December 31, 2013 and 2014 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the nine months ended December 31, 2013:
Net unrealized gains on securities	¥309,943	¥(111,272)	¥198,671
Net unrealized losses on derivative financial instruments	(432)	127	(305)
Pension adjustments	(2,049)	462	(1,587)
Foreign currency translation adjustments	56,990	—	56,990
Other comprehensive income (loss)	¥364,452	¥(110,683)	¥253,769
For the nine months ended December 31, 2014:
Net unrealized gains on securities	¥207,205	¥(74,642)	¥132,563
Net unrealized losses on derivative financial instruments	(384)	103	(281)
Pension adjustments	(1,473)	359	(1,114)
Foreign currency translation adjustments	74,075	—	74,075
Other comprehensive income (loss)	¥279,423	¥(74,180)	¥205,243

Tax effect allocated to each components of other comprehensive income (loss) for the three months ended December 31, 2013 and 2014 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the three months ended December 31, 2013:
Net unrealized gains on securities	¥166,377	¥(59,856)	¥106,521
Net unrealized losses on derivative financial instruments	(169)	20	(149)
Pension adjustments	(1,226)	150	(1,076)
Foreign currency translation adjustments	35,036	—	35,036
Other comprehensive income (loss)	¥200,018	¥(59,686)	¥140,332
For the three months ended December 31, 2014:
Net unrealized gains on securities	¥128,256	¥(46,224)	¥82,032
Net unrealized losses on derivative financial instruments	(164)	47	(117)
Pension adjustments	(736)	(23)	(759)
Foreign currency translation adjustments	50,473	—	50,473
Other comprehensive income (loss)	¥177,829	¥(46,200)	¥131,629

13. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information for the nine months ended December 31, 2013 and 2014 is as follows:

	Nine months ended December 31,
	2013	2014
	(Yen in millions)
Research and development expenses	¥36,374	¥40,418
Advertising expenses	4,942	4,606
Shipping and handling cost included in selling, general and administrative expenses	17,674	17,706

Supplemental expense information for the three months ended December 31, 2013 and 2014 is as follows:

	Three months ended December 31,
	2013	2014
	(Yen in millions)
Research and development expenses	¥12,194	¥13,938
Advertising expenses	2,053	1,910
Shipping and handling cost included in selling, general and administrative expenses	6,161	5,853

14. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

Sapphire Substrates

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages and Substrates

Organic Multilayer Packages and Substrates

(3) Applied Ceramic Products Group

Solar Power Generating Systems

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Applied Ceramic Related Products

(4) Electronic Device Group

Capacitors

SAW Devices

Crystal Components

Connectors

Liquid Crystal Displays

Printing Devices

(5) Telecommunications Equipment Group

Mobile Phones

PHS-Related Products such as PHS Handsets and PHS Base Stations

(6) Information Equipment Group

Monochrome and Color Printers and Multifunctional Products

Wide Format Systems

Document Solutions

Application Software

Supplies

(7) Others

Information Systems and Telecommunication Services, Engineering Business, Management Consulting Business

Materials for Semiconductor, Chemical Materials

Realty Development Business

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate gains (losses) and equity in earnings of affiliates and an unconsolidated subsidiary, income taxes and net income attributable to noncontrolling interests.

Information by reporting segments for the nine months ended December 31, 2013 and 2014 is summarized as follows:

Reporting Segments

	Nine months ended December 31,
	2013	2014
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥58,929	¥66,128
Semiconductor Parts Group	139,522	159,561
Applied Ceramic Products Group	195,854	189,333
Electronic Device Group	216,295	213,050
Telecommunications Equipment Group	147,778	146,346
Information Equipment Group	221,550	241,744
Others	123,177	123,176
Adjustments and eliminations	(31,717)	(37,646)
Net sales	¥1,071,388	¥1,101,692
Income before income taxes:
Fine Ceramic Parts Group	¥8,484	¥11,167
Semiconductor Parts Group	24,956	24,617
Applied Ceramic Products Group	22,816	9,570
Electronic Device Group	21,240	28,281
Telecommunications Equipment Group	1,870	(3,223)
Information Equipment Group	17,112	25,432
Others	3,479	4,095
Total operating profit	99,957	99,939
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	10,861	15,233
Adjustments and eliminations	(474)	(505)
Income before income taxes	¥110,344	¥114,667
Depreciation and amortization:
Fine Ceramic Parts Group	¥3,616	¥3,547
Semiconductor Parts Group	11,125	11,441
Applied Ceramic Products Group	9,863	9,141
Electronic Device Group	12,425	11,411
Telecommunications Equipment Group	3,871	3,385
Information Equipment Group	7,951	8,098
Others	4,291	4,306
Corporate	1,658	1,585
Total	¥54,800	¥52,914
Capital expenditures:
Fine Ceramic Parts Group	¥2,291	¥4,871
Semiconductor Parts Group	9,496	8,596
Applied Ceramic Products Group	6,992	5,015
Electronic Device Group	9,607	10,172
Telecommunications Equipment Group	2,563	2,012
Information Equipment Group	3,680	6,680
Others	2,787	2,121
Corporate	2,442	2,349
Total	¥39,858	¥41,816

Information by reporting segments for the three months ended December 31, 2013 and 2014 is summarized as follows:

Reporting Segments

	Three months ended December 31,
	2013	2014
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥20,742	¥22,904
Semiconductor Parts Group	52,459	57,388
Applied Ceramic Products Group	68,339	64,619
Electronic Device Group	68,844	74,207
Telecommunications Equipment Group	51,221	54,791
Information Equipment Group	77,025	84,096
Others	43,464	39,719
Adjustments and eliminations	(10,369)	(10,361)
Net sales	¥371,725	¥387,363
Income before income taxes:
Fine Ceramic Parts Group	¥2,722	¥4,158
Semiconductor Parts Group	8,915	9,962
Applied Ceramic Products Group	7,982	3,794
Electronic Device Group	6,578	11,597
Telecommunications Equipment Group	1,604	(1,965)
Information Equipment Group	6,663	8,225
Others	1,478	1,601
Total operating profit	35,942	37,372
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	5,491	9,124
Adjustments and eliminations	(142)	53
Income before income taxes	¥41,291	¥46,549
Depreciation and amortization:
Fine Ceramic Parts Group	¥1,296	¥1,307
Semiconductor Parts Group	4,407	4,049
Applied Ceramic Products Group	3,490	3,249
Electronic Device Group	4,383	4,345
Telecommunications Equipment Group	1,270	1,108
Information Equipment Group	2,946	3,087
Others	1,597	1,447
Corporate	560	556
Total	¥19,949	¥19,148
Capital expenditures:
Fine Ceramic Parts Group	¥1,076	¥853
Semiconductor Parts Group	1,932	1,720
Applied Ceramic Products Group	2,467	2,053
Electronic Device Group	2,880	3,132
Telecommunications Equipment Group	665	662
Information Equipment Group	822	1,789
Others	599	683
Corporate	810	454
Total	¥11,251	¥11,346

Geographic segments (Net sales by region)

	Nine months ended December 31,
	2013	2014
	(Yen in millions)
Net sales:
Japan	¥469,199	¥447,300
Asia	208,472	224,090
Europe	177,477	195,994
United States of America	167,916	182,466
Others	48,324	51,842
Net sales	¥1,071,388	¥1,101,692

	Three months ended December 31,
	2013	2014
	(Yen in millions)
Net sales:
Japan	¥169,769	¥151,896
Asia	69,271	81,802
Europe	63,358	66,923
United States of America	54,046	67,410
Others	15,281	19,332
Net sales	¥371,725	¥387,363

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Nine months ended December 31,
	2013	2014
	(Yen in millions)
Net sales:
Japan	¥490,760	¥473,397
Intra-group sales and transfer between geographic areas	357,027	382,357
	847,787	855,754
Asia	176,383	178,664
Intra-group sales and transfer between geographic areas	213,692	238,613
	390,075	417,277
Europe	183,244	201,950
Intra-group sales and transfer between geographic areas	36,468	27,646
	219,712	229,596
United States of America	200,346	223,467
Intra-group sales and transfer between geographic areas	31,655	25,308
	232,001	248,775
Others	20,655	24,214
Intra-group sales and transfer between geographic areas	11,845	12,217
	32,500	36,431
Adjustments and eliminations	(650,687)	(686,141)
Net sales	¥1,071,388	¥1,101,692
Income before income taxes:
Japan	¥64,114	¥61,632
Asia	18,086	19,066
Europe	6,263	7,297
United States of America	12,766	14,793
Others	459	744
	101,688	103,532
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	10,861	15,233
Adjustments and eliminations	(2,205)	(4,098)
Income before income taxes	¥110,344	¥114,667

	Three months ended December 31,
	2013	2014
	(Yen in millions)
Net sales:
Japan	¥177,614	¥162,420
Intra-group sales and transfer between geographic areas	120,065	132,464
	297,679	294,884
Asia	56,813	63,355
Intra-group sales and transfer between geographic areas	69,724	80,437
	126,537	143,792
Europe	64,866	68,599
Intra-group sales and transfer between geographic areas	12,369	9,066
	77,235	77,665
United States of America	65,667	83,789
Intra-group sales and transfer between geographic areas	10,722	8,276
	76,389	92,065
Others	6,765	9,200
Intra-group sales and transfer between geographic areas	3,807	4,206
	10,572	13,406
Adjustments and eliminations	(216,687)	(234,449)
Net sales	¥371,725	¥387,363
Income before income taxes:
Japan	¥26,037	¥22,741
Asia	6,728	6,822
Europe	2,346	2,626
United States of America	3,597	4,997
Others	242	369
	38,950	37,555
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	5,491	9,124
Adjustments and eliminations	(3,150)	(130)
Income before income taxes	¥41,291	¥46,549

15. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Nine months ended December 31,
	2013	2014
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥69,364	¥73,971
Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥189.07	¥201.63
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥189.07	¥201.63
Basic weighted average number of shares outstanding	366,873	366,865
Diluted weighted average number of shares outstanding	366,873	366,865

Based on a resolution to undertake a stock split at the meeting of the Board of Directors held on August 28, 2013, Kyocera Corporation undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013. “Per share information” during the nine months ended December 31, 2013 are calculated under the assumption that the stock split undertaken by Kyocera Corporation on October 1, 2013 had been undertaken at the beginning of the year ended March 31, 2014.

	Three months ended December 31,
	2013	2014
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥26,434	¥30,322
Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥72.05	¥82.65
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥72.05	¥82.65
Basic weighted average number of shares outstanding	366,868	366,863
Diluted weighted average number of shares outstanding	366,868	366,863

Reference Information (Unaudited)

1. Production (Sales price)

	Nine months ended December 31,
	2013		2014		Increase
	Amount	% to the total	Amount	% to the total	(Decrease) %
	(Yen in millions)
Fine Ceramic Parts Group	¥60,151	5.4	¥69,496	6.1	15.5
Semiconductor Parts Group	139,172	12.5	168,978	14.7	21.4
Applied Ceramic Products Group	220,210	19.8	192,825	16.8	(12.4)
Electronic Device Group	219,801	19.7	225,050	19.6	2.4
Total Components Business	639,334	57.4	656,349	57.2	2.7
Telecommunications Equipment Group	156,228	14.0	146,459	12.7	(6.3)
Information Equipment Group	225,543	20.3	247,942	21.6	9.9
Total Equipment Business	381,771	34.3	394,401	34.3	3.3
Others	92,016	8.3	97,663	8.5	6.1
Production	¥1,113,121	100.0	¥1,148,413	100.0	3.2

2. Orders

	Nine months ended December 31,
	2013		2014		Increase
	Amount	% to the total	Amount	% to the total	(Decrease) %
	(Yen in millions)
Fine Ceramic Parts Group	¥59,662	5.5	¥66,565	5.7	11.6
Semiconductor Parts Group	139,535	12.8	163,115	13.9	16.9
Applied Ceramic Products Group	204,728	18.8	223,695	19.1	9.3
Electronic Device Group	218,336	20.0	216,503	18.5	(0.8)
Total Components Business	622,261	57.1	669,878	57.2	7.7
Telecommunications Equipment Group	155,467	14.2	161,347	13.8	3.8
Information Equipment Group	222,020	20.4	241,652	20.6	8.8
Total Equipment Business	377,487	34.6	402,999	34.4	6.8
Others	125,212	11.5	136,231	11.7	8.8
Adjustments and eliminations	(35,001)	(3.2)	(38,394)	(3.3)	—
Orders	¥1,089,959	100.0	¥1,170,714	100.0	7.4